PRESS RELEASE

SUPPL

Globex Mining Enterprises Inc.

"At Home in North America"

16,470,950 shares issued and outstanding

January 12, 2007

FABIE BAY COPPER-SILVER ORE TO BE MILLED BY XSTRATA

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - U.S. Pink Sheets) is pleased to inform shareholders that **First Metals Inc. (FMA-TSX)** has entered into a Letter of Intent with Xstrata Copper Canada to custom mill and produce a copper concentrate at Xstrata's facilities.

The confirmation of the availability of custom milling is regarded as a pivotal component in the rapid advancement of the Fabie Bay copper-silver deposit to production.

Globex is pleased with the rapid advancement toward production. **Globex holds a 2% Net Metal Royalty** and a **10% Net Profit Royalty on production** (after recoup of $10 million of capital costs) from both the Fabie Bay and Magusi River massive sulphide deposits held under option from Globex by First Metals. In addition, **Globex will receive 10% of the issued stock of First Metals** upon commercial production being achieved from the properties.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Ref.: File No. 82-4025

Globex Mining Enterprises Inc.
"At Home in North America"
16,470,950 shares issued and outstanding

January 11, 2007

URANIUM EXPLORATION AND OPTIONS TO PROCEED

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - U.S. Pink Sheets)** is pleased to inform shareholders that both **Noront Resources Ltd. (NOT-V)** and **Hawk Precious Minerals Inc. (HAWK-CNQ)** have respectively completed initial airborne radiometric surveys on Globex's Hunters Point (uranium-gold) and Grand Calumet (uranium-fluorite) projects and have informed Globex that they will be entering into the second stages of the option agreements. In both cases, airborne anomalies indicative of radioactive material were detected which require further exploration.

Globex has received the cash components per the option agreements and delivery orders for 250,000 shares of Noront and 250,000 share of Hawk to Globex have been issued.

Globex looks forward to the next stage of exploration on both of these uranium projects.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Ref.: File No. 82-4025